                                                                  EXHIBIT (c)(6)

                                   AMENDMENT
                                   ---------

Amendment to a Sales Agreement dated as of June 19, 1996 (the "Sales Agreement") by and between R. R. Donnelley & Sons Company, a Delaware corporation ("Donnelley") and Metromail Corporation, a Delaware corporation ("Metromail").

                                  WITNESSETH
                                  ----------

WHEREAS, in conjunction with its initial public offering of shares, Donnelley and Metromail entered into the Sales Agreement pursuant to which Donnelley agreed to sell certain Services on behalf of Metromail and Metromail agreed to pay certain amounts to Donnelley in exchange therefore;

WHEREAS, as a condition to a tender offer for the shares of Metromail, Great Universal Stores P.L.C. ("GUS") has required an extension of the term of the Sales Agreement; and

WHEREAS, Donnelley is agreeable to extending the term of the Sales Agreement, provided certain other amendments to the Sales Agreement are made;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

Section 1. Definitions. All terms used herein shall have the meanings set forth in the Sales Agreement.

Section 2. Effectiveness. This Amendment shall be effective upon the closing by GUS of its offer to purchase the issued and outstanding shares of Metromail (the "Amendment Effective Date"), but should such closing not occur prior to May 31, 1998, this Amendment shall be null and void and of no further force and effect.

Section 3. Charges. Upon the Amendment Effective Date, in lieu of the sales commission described in Paragraphs 4(b) and (c) of the Sales Agreement, the sales commission to be either withheld by Donnelley (in the case of Paragraph 4(b)) or to be paid to Donnelley (in the case of Paragraph 4(c)) shall be calculated on the same basis as set forth on page 30 and according to the "Commissions" terms set forth on page 45, both in a proposal from Metromail to Donnelley dated February 5, 1998, except that the sales commission on sales of Mail Production Services shall be calculated at a rate of 3%. Furthermore, to the extent that the parties have entered into side agreements prior to the Amendment Effective Date that alter the terms of the Sales Agreement, then notwithstanding the provisions of this Amendment, such side agreements shall continue to govern the terms of the relationship to which they relate.

Section 4. Term. Upon the Amendment Effective Date, the provisions of Paragraph 7 of the Sales Agreement shall be deemed amended to change the reference therein to "December 31, 1998" to "December 31, 2000."

Section 5. Additional Terms. Upon the Amendment Effective Date, the following additional paragraphs shall be deemed added to the Sales Agreement:

                    10. In consideration of the mutual agreements contained herein, MM agrees that during the term of this Agreement, it shall not provide any of the Services to any of the following entities, their subsidiaries or affiliates (each being a "Restricted Entity"):

                         (a)  Quad Graphics
                         (b)  Quebecor
                         (c)  World Color
                         (d)  Banta
                         (e)  Big Flower;

                    provided that nothing herein shall prevent MM from providing Services to the entities named above when such Services are part of a contractual arrangement with RRD or a publisher.

                    MM further agrees that it shall not allow its affiliated companies to either (i) enter into agreements to pay commissions to any Restricted Entity for the sale of Services; or (ii) allow any Restricted Entity to broker or market the Services of such affiliated companies; but will allow such affiliated companies to provide only spot or overflow Services to any Restricted Entity as requested by such Entity from time to time.

                    11. During the term of this Agreement, MM agrees to provide support to RRD in its postal rate matters and other postal affairs efforts at a level consistent with the support provided in 1997.

                    12. MM currently has and supports DataLink connections at two RRD facilities and absorbs tape and freight costs for Services provided at other RRD facilities. MM agrees to continue to support its DataLink connections as currently installed at RRD facilities and to absorb tape and freight costs for Services provided at other RRD facilities. Further, MM agrees to determine the total tape and freight costs for RRD facilities not utilizing a DataLink connection, and to work with RRD to analyze opportunities to improve service and costs through among other options, DataLink installations at such facilities and the migration of tape and freight costs to the ultimate customer.

                    13. MM and RRD agree to explore together opportunities to create co-branded and/or proprietary product and service offerings for mutual marketing efforts.

                    14. MM agrees to continue to provide up to 200 hours of consulting and analytical services to RRD for RRD's internal use during any calendar year beginning 1998 upon the request of RRD.

                    15. The parties acknowledge that MM has products and services beyond the Services described in this Agreement, including database products. MM and RRD agree to work together in good faith to establish a cost-plus arrangement covering the sale of database products by RRD to its targeted customer accounts, but the terms and conditions of any such arrangement shall be contained in a further amendment or addendum to this Agreement.

                    16. MM agrees to continue to support financially joint marketing efforts by MM and RRD at not less than historical levels (1997=$110,000). Further, MM agrees to increase such historical levels at a rate of not less than 1% for each dollar of gross sales other than sales of Mail Production Services above $20.7 million provided by RRD to MM, and RRD shall match any such expenditures by MM.

                    17. RRD agrees that should RRD contract in its own name with its ultimate customer for the Services of MM, it shall name MM as its subcontractor in its contract for such Services.

                    18. RRD and MM agree to work together to determine the level of support required by RRD sales personnel in order for the sales commissions described in paragraph 4 to continue to be payable thereunder when the ultimate customer is no longer a customer of RRD, and the terms of this Agreement shall be amended to reflect the agreement of the parties.

Section 7. Execution in Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same amendment, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to each of Donnelley and Metromail.

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of March 12, 1998.

                                  R.R. DONNELLEY & SONS COMPANY



                                  By:  /s/ Cheryl A. Francis
                                     ---------------------------------------
                                       Cheryl A. Francis
                                       Executive Vice President and
                                       Chief Financial Officer


                                  METROMAIL CORPORATION



                                  By:  /s/ Barton L. Faber
                                     ---------------------------------------
                                       Barton L. Faber
                                       Chairman, President & Chief Executive
                                       Officer